Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

ECHELON CORPORATION

A Delaware Corporation

Echelon Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

A. The name of the Corporation is Echelon Corporation.

B. The Corporation was originally incorporated under the name Echelon Systems, Inc., and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 7, 1988.

C. Article Four of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

“This Corporation is authorized to issue two classes of shares to be designated respectively Common Stock and Preferred Stock. The total number of shares of Common Stock this Corporation shall have authority to issue is 10,000,000, with par value of $0.01 per share, and the total number of shares of Preferred Stock this Corporation shall have authority to issue is 5,000,000, with par value of $0.01 per share.

The undesignated 5,000,000 shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the number of shares of any such series. The Board of Directors is also authorized to determine or alter the powers, designations, preferences, rights and restrictions to be imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

The Corporation shall from time to time in accordance with the laws of the State of Delaware increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred Stock.

Effective at 11:59 p.m., Eastern Standard Time, on December 7, 2015 (the “Effective Time”), each ten (10) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the

Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) in lieu of such fractional share interests, in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on The Nasdaq Global Market as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

D. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Echelon Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Ronald A. Sege, its Chairman of the Board and Chief Executive Officer, this 7th day of December, 2015.

ECHELON CORPORATION

/s/ Ronald A. Sege
Ronald A. Sege
Chairman of the Board and Chief Executive Officer